SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                  FORM 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       For the month of September, 1999

                          PANAMERICAN BEVERAGES, INC.

                (Translation of registrant's name into English)

                Blvd. Manuel Avila Camacho No. 40, 22nd floor,
                          Col. Lomas de Chapultepec,
                          Del. Miguel Hidalgo 11000,
                             Mexico, D.F., Mexico

                   (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 - F or Form 40 - F. )


                        Form 20 - F X Form 40 - F ____

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
                                   1934. )


                                 Yes ____ No X

                              Table of Contents
                                                                          Page

Condensed Consolidated Balance Sheets (unaudited)
     as of December 31, 1998 and March 31, 1999.............................2

Condensed Consolidated Statements of Income
     (unaudited) for the three-month periods ended
     March 31, 1998 and 1999................................................4

Condensed Consolidated Cash Flow Statements
     (unaudited) for the three-month periods ended
          March 31, 1998 and 1999...........................................5

Notes to Condensed Consolidated Financial
     Statements (unaudited).................................................6

PANAMCO MEXICO -- Selected Income Statement Data
     (unaudited) for the three-month periods ended
     March 31, 1998 and 1999...............................................11

PANAMCO BRASIL -- Selected Income Statement Data
     (unaudited) for the three-month periods
     ended March 31, 1998 and 1999.........................................12

PANAMCO COLOMBIA -- Selected Income Statement Data
     (unaudited) for the three-month periods
     ended March 31, 1998 and 1999.........................................13

PANAMCO VENEZUELA -- Selected Income Statement Data
     (unaudited) for the three-month periods
     ended March 31, 1998 and 1999.........................................14

PANAMCO CENTRAL AMERICA -- Selected Income Statement Data
     (unaudited) for the three-month periods
     ended March 31, 1998 and 1999.........................................15

Management's Discussion and Analysis of Financial
     Condition and Results of Operations...................................16

Signatures.................................................................24

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS BALANCE SHEETS
                                 ( unaudited )
                    ( Stated in thousands of U.S. dollars )

                                               December 31,        March 31,
                                                 1998                1999
                                               -----------         ----------

                    A S S E T S

Current assets:
  Cash and equivalents                        $   131,152        $   252,822
  Accounts receivable, net                        175,008            132,554
  Inventories, net                                149,387            135,290
  Other                                            30,231             25,854
                                              ------------        -----------

     Total current assets                         485,778            546,520

  Investment                                       43,990            180,399
  Property, plant, and equipment, net           1,307,590          1,244,286
  Bottles and cases, net                          337,609            324,949
  Goodwill, net                                 1,347,446          1,317,746
  Other assets, net                               125,277            111,687
                                              ------------        -----------

                                              $ 3,647,690         $3,725,587
                                              ============        ==========


     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank loans                                  $   302,063         $  144,007
  Current portion of long-term debt                55,332             52,523
  Accounts payable                                207,217            187,884
  Other current liabilities                       114,076             96,242
                                              ------------        -----------

     Total current liabilities                    678,688            480,656

Long-term liabilities:
  Long-term debt                                  771,267          1,201,562
  Other long-term liabilities                     193,258            175,781
                                              ------------        -----------

     Total long-term liabilities                  964,525          1,377,343

                  PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIE
               CONDENSED CONSOLIDATED STATEMENTS BALANCE SHEETS
                                 ( unaudited )
                    ( Stated in thousands of U.S. dollars )

                                             December 31,        March 31,
                                                1998               1999
                                            --------------      ------------

Minority interest in consolidated
  subsidiaries                               $     26,243        $    26,983

Shareholders' equity:
  Capital                                           1,481              1,481
  Capital in excess of par value                1,583,758          1,583,968
  Retained earnings                               677,229            629,367
  Accumulated other comprehensive income         (234,290)          (324,312)
                                            ---------------     -------------
                                                2,028,178          1,890,504
  Less--shares held in treasury, at cost           49,944             49,899
                                            ---------------     -------------

     Total shareholders' equity                 1,978,234          1,840,605
                                            ---------------     -------------

                                             $  3,647,690        $ 3,725,587
                                            ===============     =============


The accompanying notes are an integral part of these condensed consolidated unaudited statements.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (unaudited)
        (Stated in thousands of U.S. dollars, except per share amounts)


                                                 For the three months ended
                                                          March 31,
                                                 --------------------------
                                                      1998          1999
                                                 ------------   -----------
Net sales                                        $  708,819     $ 562,982

Cost of sales, excluding depreciation and
  amortization                                      368,022       285,992
                                                 ------------   -----------

  Gross profit                                      340,797       276,990

Operating expenses:
Selling, general and administrative                 216,509       200,589
Depreciation and amortization, excluding goodwill    50,789        53,719
Amortization of goodwill                              8,588         9,009
                                                 ------------   -----------
                                                    275,886       263,317
                                                 ------------   -----------
  Operating income                                   64,911        13,673
Interest income (expense), net                      (17,673)      (23,155)
Other income (expense), net                          10,258       (24,583)
                                                 ------------   -----------
  Income (loss) before income taxes                  57,496       (34,065)

Income taxes                                         14,274         5,449
                                                 ------------   -----------
  Income (loss) before minority interest             43,222       (39,514)

Minority interest in earnings of subsidiaries         1,876           568
                                                 ------------   ------------
  Net income (loss)                              $   41,346     $ (40,082)
                                                 ============   ============
  Cash operating profit                          $  124,288     $  76,401
                                                 ============   ============
  Basic earnings per share                       $     0.32     $   (0.31)
                                                 ============   ============
  Basic weighted average shares outstanding,
     in thousands                                   129,482       129,651
                                                 ============   ============
  Dilutive earnings per share                    $     0.32     $   (0.31)
                                                 ============   ============
  Dilutive weighted average shares outstanding,
     in thousands                                   130,706       129,826
                                                 ============   ============

The accompanying notes are an integral part of these condensed consolidated unaudited statements.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)

                     (Stated in thousands of U.S. dollars)

                                                 For the three months ended
                                                          March 31,
                                                 --------------------------
                                                      1998          1999
                                                 ------------   -----------

Net cash provided by operating activities        $   23,499     $  50,928

Cash flows from investing activities:
  Additions to property, plant and equipment        (62,999)      (62,124)
  Purchases of investments                          (39,031)     (154,027)
  Proceeds from sale of investments                    (190)           (6)
  Proceeds from sale of property, plant and
  equipment                                           2,417         7,042
  Acquisition of minority interest                     (242)           --
  Purchases of bottles and cases, net               (29,320)      (16,037)
  Other                                                  81        24,216
                                                 ------------   -----------

Net cash used in investing activities              (129,284)     (200,936)

Cash flows from financing activities:
  Payment of bank loans                            (271,611)     (209,462)
  Proceeds from bank loans and other long-term
  borrowings                                        196,989       490,496
  Payment of dividends to minority interest            (577)           --
  Payment of dividends to shareholders               (7,771)       (7,779)
  Issuance of capital stock                           1,116           224
  Acquisition of capital stock                          (49)           --
  Other                                                 172            --
                                                 ------------   -----------

  Net cash (used in) provided by financing
  activities                                        (81,731)      273,479

Effect of exchange rate changes on cash              (2,102)       (1,801)
                                                 -------------  -----------

  Net (decrease) increase in cash and
  equivalents                                      (189,618)      121,670
Cash and equivalents at beginning of period         332,995       131,152
                                                 -------------  -----------

Cash and equivalents at end of period               143,377       252,822
                                                 =============  ===========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Cash paid during the period for-
  Interest                                       $   19,132     $  22,746
                                                 =============  ===========

  Income taxes                                   $   39,877     $   9,193
                                                 =============  ===========

The accompanying notes are an integral part of these condensed consolidated unaudited statements.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                    (Stated in thousands of U. S. Dollars)


     (1) Basis of presentation

     The condensed consolidated financial statements as of March 31, 1998 and 1999 included herein have been prepared by Panamerican Beverages, Inc. (the "Company") without audit, in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC"). In the opinion of management, these unaudited consolidated financial statements contain all adjustments, which are of a normal recurring nature, necessary to present fairly the Company's financial position as of March 31, 1999, and the results of operations for the three-month period ended March 31,1998 and 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the SEC.

     These unaudited financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F filed with the SEC on June 25, 1999. The Company has made no significant changes in accounting policies from those reflected in the financial statements included in the Annual Report on Form 20-F.

     Panamco acquired its Guatemalan operations on March 25, 1998 and began overseeing day-to-day management immediately and began consolidating the results of such operations as of April 1, 1998 under the purchase accounting method.

     The financial statements of all subsidiaries for all periods (except for the Brazilian, Costa Rican, Nicaraguan and Guatemalan subsidiaries for the 1998 and 1999 periods and the Mexican subsidiaries for the 1999 period) have been remeasured into U.S. dollars, the reporting and functional currency, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" (SFAS 52), as it applies to highly inflationary economies. Beginning 1999, the functional currency of the Mexican subsidiaries was changed from the U.S. dollar to the Mexican Peso. Beginning 1998, the functional currency of the Brazilian subsidiaries was changed from the U.S. dollar to the Brazilian real. The functional currencies of the Brazilian, Costa Rican, Nicaraguan and Guatemalan subsidiaries is the Brazilian real, Costa Rican colon, the Nicaraguan cordova and Guatemalan quetzal, respectively for the 1998 and 1999 periods and the Mexican peso for the 1999 period respectively. The financial statements of the Brazilian, Costa Rican, Nicaraguan and Guatemalan subsidiaries for the 1998 and 1999 periods and the Mexican subsidiaries for the 1999 period, have been translated using the current rate translation method and the resulting translation adjustments are included in accumulated other comprehensive income, which is as a component of shareholders' equity. Foreign currency translation gains (losses) on monetary assets and liabilities for the Colombian, Venezuelan and Mexican (for 1998) subsidiaries have been included in the income statement accounts to which such items relate as shown below (all amounts, except per share amounts, are in thousands of U.S. dollars):

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                     (Stated in thousands of U.S. Dollars)



                                                 For the three months ended
                                                          March 31,
                                                 --------------------------
                                                      1998          1999
                                                 ------------   -----------
Net sales                                        $       41     $    (532)
Cost of sales, excluding depreciation and
amortization                                          3,771         2,550
Interest and other income                               890           440
Provision for income taxes                              236           426
                                                 ------------   -----------
Net translation gain                             $    4,938     $   2,884
                                                 ============   ===========

(2)  Inventories
                                                 December 31,     March 31,
                                                    1998            1999
                                                 ------------   -----------
Bottled beverages and coolers                    $   47,309     $  36,221
Raw materials                                        51,703        51,171
Spare parts and supplies                             51,861        49,405
                                                 ------------   -----------
                                                    150,873       136,797
Less -- Allowance for obsolete and slow-moving
items                                                 1,486         1,507
                                                 ------------   -----------
                                                 $  149,387     $  135,290
                                                 ============   ===========

(3)  Property, plant, equipment, bottles and cases, net

                                                 December 31,     March 31,
                                                    1998            1999
                                                 --------------------------
Property, plant and equipment                    $2,124,694     $2,036,658
Less -- Accumulated depreciation                    817,104        792,372
                                                 ------------   -----------
                                                  1,307,590      1,244,286
Bottles and cases, net                              337,609        324,949
                                                 -------------  -----------
                                                 $1,645,199     $1,569,235
                                                 =============  ===========

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 (Unaudited)
                   (Stated in thousands of U. S. Dollars)

(4)      Transaction with Related Parties

     For the three months ended March 31, 1999, the Company carried out transactions with related parties. A summary of transactions and balances as of December 31, 1998 and March 1999, and for three months ended March 31, 1998 and 1999 with related parties is as follows:

Net sales                                        $  708,819     $ 562,982


                                                  December 31     March 31,
                                                      1998          1999
                                                  ------------  -----------
Accounts receivable:
  Subsidiaries of Coca-Cola                       $  13,965     $   9,667
                                                  ============  ===========

Accounts payable:
  Productos de Vidrio, S.A.                       $   6,630     $   1,055
  Central Azucarero Portuguesa, C.A.                  1,628          --
  Tapon Corona de Colombia, S.A.                      1,936         1,063
  Comptec, S.A.                                         976           246
                                                  $  11,170     $   2,364
                                                  ============  ============


                                                 For the three months ended
                                                          March 31,
                                                 --------------------------
                                                      1998          1999
                                                 ------------   -----------

Income:
  Marketing expense support                      $   10,805     $   9,528
  Capital expenditure grants                          6,713         2,521
  Other                                                 465           824
                                                 ------------   -----------
                                                 $   17,983     $  12,873
                                                 ============   ===========

Expenses:
  Purchase of concentrate                        $   82,357     $  65,113
  Purchase of beer                                   50,939        23,262
  Purchase of other inventory                        10,739         6,570
                                                 ------------   -----------
                                                 $  144,035     $  94,945
                                                 ============   ===========

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                    (Stated in thousands of U. S. Dollars)

(5)  Acquisitions and other transactions

     Pursuant to an agreement dated as of March 25, 1998, the Company acquired all the capital stock of Embotelladora Central, S.A. ("Panamco Guatemala"), which produces, sells and distributes Coca-Cola products in Guatemala City and surrounding areas. The purchase price for the acquisition was approximately $38.8 million in cash. In addition, the Company assumed approximately $23.5 million of debt owned by Panamco Guatemala.

     For the year ended December 31, 1997, Panamco Guatemala had net sales of $51.4 million on soft drink sales of 13.6 million unit cases and bottled water sales of 0.6 million unit cases.

     Total audited tangible assets and liabilities of Panamco Guatemala included in the Company's financial statements at the date of acquisition which includes the consideration of the final amount of goodwill determined of $45.3 million were as follows:


Inventories                                         $        2,731
Property, plan and equipment, net                           20,947
Bottles and cases, net                                       4,015
Other assets                                                 4,855
Total liabilities                                          (38,479)
                                                    ----------------
                                                    $       (5,931)
                                                    ================

     In September 1998, Panamco acquired Brazilian bottler Refrigerante do Oeste, S.A. (R.O.S.A.) for $47.9 million in cash. As part of this transaction, Panamco also acquired R.O.S.A.'s plastic bottle business, Supripack Industria de Embalages, S.A. (Supripack), for $10.0 millions in cash, bringing the total acquisition price to $57.9 millions, for which the Company entered into a $70.0 millions financing agreement. Panamco began consolidating R.O.S.A.'s results as of September 1, 1998, and has registered estimated goodwill of $36.0 million in connection with this acquisition.

     On December 22, 1998, the Company entered into an agreement with Coca-Cola Financial Corporation (U.S.), as arranger and administrative agent, to obtain a three-year loan in the amount of $200 million with quarterly interest payments. The proceeds were used to repay short-term bank loans of the Company and the Venezuelan subsidiaries.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                    (Stated in thousands of U. S. Dollars)

(6) Comprehensive income

     In June 1997, SFAS No. 130, "Reporting Comprehensive Income", was issued. Beginning 1998, the Company has adopted this standard which requires the display of the comprehensive income and its components in the financial statements. In the Company's case, comprehensive income includes net income and foreign currency translation. The comprehensive income for the three-month period ended March 31, 1998 and 1999 is as follows:



                                                     Three months ended
                                                          March 31,
                                                 --------------------------
                                                      1998          1999
                                                 ------------   -----------
Net income                                       $   41,346     $ (40,082)
Other comprehensive income:
 Initial effect on deferred taxes
   relating to the change in the functional
   currency in the Brazilian and Mexican
   subsidiaries.                                     (7,660)      (14,928)

Foreign currency translation                         (4,972)      (75,094)
                                                 -----------    ----------
                                                  $  28,714     $(130,104)
                                                 ===========    ==========


     Income  statement  and  balance  sheet data for Panamco  Mexico,  Panamco
Brasil, Panamco Colombia, Panamco Venezuela, and Panamco Central America (Costa Rica, Nicaragua and Guatemala) are presented on the following pages. The data presented as of and for each period have been derived from the unaudited financial statements of Panamco Mexico, Panamco Brasil, Panamco Colombia, Panamco Venezuela, and Panamco Central America, as applicable, which financial statements are not included herein.

                                Panamco Mexico
                                  (Unaudited)
                     (Stated in thousands of U.S. dollars)


                                                      Three months ended
                                                          March 31,
                                                 --------------------------
                                                      1998          1999
                                                 ------------   -----------
Income statement data:
 Net sales                                       $ 140,598      $ 163,009
 Cost of sales                                      69,641         80,603
                                                 ------------   -----------

 Gross profit                                       70,957         82,406

 Operating expenses:
 Selling, general and administrative                48,231         54,535
 Depreciation and amortization,
 excluding goodwill                                  7,364          7,609
 Amortization of goodwill                              711            703
                                                 ------------   ------------

                                                    56,306         62,847
                                                 ------------   ------------

 Operating income                                   14,651         19,559

 Interest income (expense)- net                     (2,514)        (2,567)
 Other income (expense)- net                         4,239          3,970
                                                 ------------   ------------

 Income before income taxes                         16,376         20,962
 Income taxes                                        5,786          6,842
                                                 ------------   ------------

 Income before minority interest                    10,590         14,120
 Minority interest in Panamco Mexico subsidiaries      595            533
                                                 ------------   ------------

 Net income attributable to Panamco Mexico           9,995         13,587
 Minority interest in Panamco Mexico                   178            252
                                                 ------------   ------------

 Net income attributable to Panamco              $   9,817      $  13,335
                                                 ============   ============

Unit case sales data
 (in millions):
 Soft drinks                                          57.7           61.7
 Water                                                22.0           30.2
 New products                                          0.3            0.5

                                Panamco Brasil
                                  (Unaudited)
                     (Stated in thousands of U.S. dollars)

                                                     Three months ended
                                                          March 31,
                                                 --------------------------
                                                      1998          1999
                                                 ------------   -----------
Income statement data:
 Net sales                                       $  258,302     $ 133,283
 Cost of sales                                      157,054        82,662
                                                 ------------   -----------

 Gross profit                                       101,248        50,621

 Operating expenses:
 Selling, general and administrative                 66,331        38,863
 Depreciation and amortization, excluding goodwill   12,921         9,210
 Amortization of goodwill                               321           451
                                                 ------------   -----------

                                                     79,573        48,524
                                                 ------------   -----------

 Operating income                                    21,675         2,097

 Interest income (expense)- net                      (4,996)       (4,512)
 Other income (expense)- net                          1,345       (29,680)
                                                 ------------   -----------

 Income (loss) before income taxes                   18,024       (32,095)
 Income taxes                                         1,318        (7,267)
                                                 ------------   -----------

 Income (loss) before minority interest              16,706       (24,828)
 Minority interest in Panamco Brasil subsidiaries       --            --
                                                 ------------   -----------

 Net income (loss) attributable to Panamco Brasil    16,706       (24,828)
 Minority interest in Panamco Brasil                    622          (348)
                                                 -------------  -----------

 Net income (loss) attributable to Panamco       $   16,084     $ (24,480)
                                                 =============  ===========

 Unit case sales data
      (in millions):
      Soft drinks                                      59.6          51.9
      Water                                             3.0           4.0
      Beer                                             15.6          15.6

                               Panamco Colombia
                                  (Unaudited)
                    (Stated in thousands of U.S. dollars)

                                                      Three months ended
                                                          March 31,
                                                 --------------------------
                                                      1998          1999
                                                 ------------   -----------
Income statement data:
 Net sales                                       $  130,563     $ 105,999
 Cost of sales                                       57,096        46,267
                                                 ------------   -----------

 Gross profit                                        73,467        59,732

 Operating expenses:
 Selling, general and administrative                 43,529        39,770
 Depreciation and amortization                       13,333        14,608
                                                 ------------   -----------

                                                     56,862        54,378
                                                 ------------   -----------

 Operating income                                    16,605         5,354

 Interest income (expense)- net                        (422)       (1,496)
 Other income (expense)- net                          1,962         1,445
                                                 ------------   -----------

 Income before income taxes                          18,145         5,303
 Income taxes                                         2,044         1,141
                                                 ------------   -----------

 Income before minority interest                     16,101         4,162
 Minority interest in Panamco
 Colombia subsidiaries                                   39            16
                                                 ------------   -----------

 Net income attributable to Panamco Colombia         16,062         4,146
 Minority interest in Panamco Colombia                  442           115
                                                 ------------   -----------

 Net income attributable to Panamco              $   15,620     $   4,031
                                                 ============   ===========

Unit case sales data
(in millions):
     Soft drinks                                       51.0          37.8
     Water                                             13.1           9.7

                               Panamco Venezuela
                                  (Unaudited)
                     (Stated in thousands of U.S. dollars)

                                                    Three months ended
                                                          March 31,
                                                 --------------------------
                                                      1998          1999
                                                 ------------   -----------

Income statement data:
 Net sales                                       $  141,868     $ 107,279
 Cost of sales                                       66,772        51,714
                                                 ------------   -----------

 Gross profit                                        75,096        55,565

 Operating expenses:
 Selling, general and administrative                 46,817        48,753
 Depreciation and amortization                       14,965        18,264
                                                 ------------   -----------

                                                     61,782        67,017
                                                 ------------   -----------

 Operating income (loss)                             13,314       (11,452)

 Interest income (expense)- net                      (2,131)       (3,300)
 Other income (expense)- net                          2,781         1,308
                                                 ------------   -----------

 Income (loss) before income taxes                   13,964       (13,444)
 Income taxes                                         1,424         1,245
                                                 ------------   -----------

 Net income (loss) attributable to Panamco       $   12,540     $ (14,689)
                                                 ============   ===========


Unit case sales data
  (in millions):
  Soft drinks                                          50.2          38.3
  Water                                                 2.0           4.2
  New products                                          1.5           1.2

                            Panamco Central America
                     (Costa Rica, Nicaragua and Guatemala)
                                  (Unaudited)
                     (Stated in thousands of U.S. dollars)

                                                     Three months ended
                                                          March 31,
                                                 --------------------------
                                                      1998          1999
                                                 ------------   -----------
Income statement data:
 Net sales                                       $   37,488     $  53,412
 Cost of sales                                       17,459        24,746
                                                 ------------   -----------

 Gross profit                                        20,029        28,666

 Operating expenses:
 Selling, general and administrative                 11,081        17,134
 Depreciation and amortization, excluding goodwill    2,496         4,426
 Amortization of goodwill                                75            67
                                                 ------------   -----------

                                                     13,652        21,627
                                                 ------------   -----------

 Operating income                                     6,377         7,039

 Interest income (expense)- net                        (197)         (592)
 Other income (expense)- net                            (69)         (946)
                                                 ------------    ----------

 Income before income taxes                           6,111         5,501
 Income taxes                                         1,858         1,691
                                                 ------------    ----------

 Net income attributable to Panamco              $    4,253      $  3,810
                                                 ============    ==========

Unit case sales data
 (in millions):
 Soft drinks                                           12.4          17.0
 Water                                                  0.4           0.9
 New products                                           0.1           0.2

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

     The following discussion addresses the financial condition and results of operations of Panamerican Beverages, Inc. and its consolidated subsidiaries ("Panamco" or the "Company"). This discussion should be read in conjunction with Panamco's unaudited consolidated financial statements as of March 31, 1999 and for the three-month periods ended March 31, 1998 and 1999 and the notes thereto which are included herein. Results for any interim period are not necessarily indicative of results for any year.

     The Company conducts its operations through tiers of subsidiaries in which, in some cases, minority shareholders hold interests. Over the years, the Company invited minority shareholder participation in various subsidiaries to raise capital, facilitate entry into new markets and develop strategic local relationships. For the first quarter of 1999, minority share holdings in the consolidated subsidiaries of the Company represented an interest in the aggregate of approximately 1.4% of loss before minority interest. Because the Company has varying percentage ownership interests in its approximately 100 consolidated subsidiaries, the amount of the minority interest in income or loss before minority interest during a period depends upon the revenues and expenses of each of the Company's consolidated subsidiaries and the percentage of each of such subsidiary's capital stock owned by minority shareholders during such period.

     In March 1998, Panamco completed the acquisition of its Guatemalan operations. Panamco began overseeing day-to-day management immediately and began consolidating the results of Panamco Guatemala as of April 1, 1998. Finally, in September 1998 the Company acquired all the capital stock of R.O.S.A., which produces, sells and distributes Coca-Cola products in the western part of Brazil in the state of Matto Grosso do Sul. The Company began consolidating the results of R.O.S.A. as of September 1, 1998.

     "Unit case" means 192 ounces of finished beverage product (24 eight-ounce servings). "Average sales prices per unit case" means net sales in U.S. dollars for the period divided by the number of unit cases sold during the same period.

     Forward-looking statements, contained in this document include, but are not limited to year 2000 issues, the amount of future capital expenditures and the possible uses of proceeds from any future borrowings. The words "believes", "intends", "expects", "anticipates", "projects", "estimates", "predicts" and similar expressions are also intended to identify forward-looking statements. Such statements, estimates, and projections reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Factors that could cause results to differ include, but are not limited to, changes in the soft drink business environment, including actions of competitors and changes in consumer performance, changes in governmental laws and regulations, including income taxes, market demand for new and existing products and raw material prices. Accordingly, the Company cannot assure you that such statements, estimates and projections will be realized. The forecasts and actual results will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, estimates or projections contained in this document or that any forecast contained herein will be achieved.

     The Company is aware of the issues associated with programming codes in existing computer systems as the millennium (year 2000) approaches. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test systems for year-2000 compliance. All programming efforts were completed by June 30, 1999. Management has estimated the year-2000 compliance expenses and its potential effect on the Company's earnings to be approximately $3.0 million. By August 31, 1999, the Company completed the inventory, planning stages, execution and testing phases and the contingency plan.

Three Months Ended March 31, 1999 Compared to Three Months Ended
March 31, 1998

Consolidated Results of Operations

     Consolidated net sales for the first quarter ended March 31, 1999, decreased 20.6% to $563.0 million from $708.8 million in the 1998 first quarter, mainly due to the effect of weakened economies in Venezuela and Brazil. Total consolidated unit case sales volume in the 1999 first quarter fell 5.4% to 273.2 million, from 288.8 million in the 1998 first quarter, and on a comparable basis (excluding the new Guatemala and R.O.S.A. franchises) decreased 8.6%. Consolidated soft drink sales volume for the period was down 10.5%, reflecting declines of 13.0% in Brazil, 25.9% in Colombia, and 23.6% in Venezuela, partially offset by increases of 6.9% in Mexico and 37.7% in the Central American Region. Consolidated unit case sales volume of bottled water increased 21.0% to 48.9 million, and unit case sales volume of beer, sold only in Brazil and, as of February 1999, in Venezuela, remained flat at 15.7 million.

     The cost of sales as a percentage of net sales decreased to 50.8% during the 1999 first quarter from 51.9% in the 1998 first quarter, primarily driven by cost savings in raw materials and packaging in several countries where the Company operates.

     Operating expenses as a percentage of net sales increased to 46.8% during the 1999 first quarter from 38.9% during the 1998 quarter. Depreciation and amortization expenses, increased 5.6% to $62.7 million, as a result of: (a) higher depreciation and amortization charges related to Panamco's ongoing capital expenditure program, including the placement of cold product equipment in all channels, the expansion of distribution infrastructure, plant modernization and the introduction of bottles and cases into the market; (b) goodwill charges generated by the acquisition of the Guatemala and R.O.S.A. franchises, and of minority interests in Brazil during the second quarter of 1998.

     During the 1999 first quarter, Panamco recorded one-time restructuring expenses totaling $5.6 million for the closing of three plants in Venezuela, a partial shutdown of a plant in Brazil and layoffs of approximately 1,670 people in Venezuela, Brazil and Colombia. The $5.6 million was recorded as part of first quarter costs and operating expenses.

     Operating income decreased 78.9% to $13.7 million or 2.4% of net sales during first quarter 1999 compared to $64.9 million or 9.2% of net sales in 1998.

     Cash Operating Profit for the first quarter 1999 was $76.4 million compared to $124.3 million for the same period 1998.

     Net interest expense increased to $23.2 million during the 1999 first quarter from $17.7 million in the 1998 first quarter, due primarily to increased indebtedness resulting from increased indebtedness in Venezuela and Colombia.

     Other expense, net, was $24.6 million during the first quarter of 1999 compared to income of $10.3 million during the first quarter of 1998. The increase in other expense, net, was mainly due a foreign exchange loss of $
24.1 million as a result of the effect of a 43.0% devaluation of the Brazilian Real on dollar-denominated bank debt of $76.0 million, a decrease in grants received from The Coca Cola Company of $4.9 million and lower equity in Kaiser of $3.8 million compared to 1998.

     Minority interest dropped more than 70% to $0.6 million in the first quarter 1999 compared to $1.9 million in the first quarter 1998. This resulted from the increase in loss before minority interest, with no change in the minority interest structure.

     Income taxes decreased by 62.0% as a result of losses reported during the first quarter of 1999 compared to income during the same period in 1998.

     As a result of the above the Company had a net loss of $40.1 million from income of $41.3 million in 1998, a decrease of 196.9%.

Regional Results

Mexico

     Panamco Mexico reported an increase in net sales of 15.9% to $163.0 million during the first quarter of 1999, compared to the 1998 first quarter. Soft drink sales increased 14.4% on volume growth of 6.9% to 61.7 million unit cases, and a 7.1% price increase in dollar terms. Water volume grew 37.6% to
30.2 million-unit cases, mainly due to increased coverage of our franchise territories. During the quarter Panamco Mexico maintained its soft drink market share of 78.0% compared to 74.4% in the same period in 1998.

     The cost of sales as a percentage of net sales remained flat at 49.4% in the 1999 first quarter versus 49.5% during first quarter of 1998, mainly due to continued cost savings in raw materials, partially offset by higher packing expenses related to an increase in the usage of non-returnable packaging.

     Operating expenses as a percentage of net sales decreased to 38.6% in the first quarter of 1999 from 40.0% in the 1998 quarter. This was a result of increased depreciation and goodwill amortization expenses related to the purchase of minority interests partially offset by higher sales commissions and freight costs related to increased sales volume, higher administrative wages and Panamco's continuing capital expenditure program.

     Cash Operating Profit increased 22.6% to $27.9 million, or 17.1% of net sales, from $22.7 million, or 16.2% of net sales, in the 1998 first quarter. Operating income increased 33.5% to $19.6 million from $14.7 million in the first quarter of 1998. Interest Income remained flat at $2.6 million compared to $2.5 million in the first quarter 1998.

     Other income decreased to $4.0 million from $4.2 million last year mainly due to decreased contributions for capital expenditures from The Coca-Cola Company.

     The effective income tax rate for the period decreased to 32.6% from 35.3% due to tax credits taken in the first quarter of 1999.

     As a result of the above, net income contributed by Panamco Mexico to the Company increased 35.8% to $13.3 million for the first quarter of 1999 compared to $9.8 million in the first quarter of 1998.

     Beginning in 1999, the Company discontinued classifying Mexico as a highly inflationary economy. Accordingly the functional currency of the Mexican operations was changed from the U.S. dollar to the Mexican peso.

Brazil

     Panamco Brasil, which operates in the Sao Paulo, Campinas, Santos and - as of September 1998 - Matto Grosso do Sul (R.O.S.A.) regions of Brazil, reported 1999 first quarter net sales of $133.3 million, a decrease of 48.4% from the 1998 quarter. Unit case sales volume of soft drinks fell 13.0% to
51.9 million, or 18.1% excluding the 3.1 million unit cases contributed by R.O.S.A., as a result of adverse economic conditions and unseasonably cool weather. Beer volume remained flat at 15.6 million unit cases, although bottled water volume increased 31.8% to 4.0 million-unit cases. The decrease in revenue was attributable not only to lower volumes, but also to a 43.0% devaluation of the Real. In spite of this scenario and strong competition from the "B" brands, Panamco Brasil was able to maintain market share of 52.0%.

     The cost of sales as a percentage of net sales increased to 62.8% in the 1999 first quarter from 60.8% in the 1998 quarter as a result lower production efficiencies slightly offset by reductions in the cost of raw materials and increased direct sales to supermarkets by Cervejarias Kaiser in Panamco Brasil territories.

     Operating expenses as a percentage of net sales rose to 36.4% from 30.8% in the 1998 quarter, mainly due to an increase in marketing and merchandizing activities, higher selling and distribution expenses and a restructuring charge of $2.2 million related to the partial shut down of the Cosmopolis plant and the termination of approximately 730 employees.

     Cash Operating Profit decreased 66.3% to $11.8 million, or 8.8% of net sales, from $34.9 million, or 13.5% of net sales, in first quarter of 1998. Operating income decreased to $2.1 million from $21.7 million in 1998 first quarter.

     Interest expenses decreased 9.7% to $4.5 million in first quarter 1999 from $5.0 million in the 1998 quarter.

     Other expense, net, increased to $29.7 million in the 1999 first quarter from income of $1.3 million in the 1998 quarter due to a foreign exchange loss of $ 24.1 million as a result of the effect of a 43.0% devaluation of the Brazilian Real on dollar-denominated bank debt of $76.0 million, negative equity income of $3.7 million from Kaiser and lower contributions for capital expenditures from The Coca-Cola Company.

     The effective income tax rate increased to 22.6% in first quarter 1999 from 7.3% in the 1998 quarter as a result of tax planning strategies employed in 1998, which were not repeated in this quarter.

     As a result of the above, the net income contributed by Panamco Brazil to the Company decreased 252.2% to a loss of $24.5 million in the first quarter of 1999 from income of $16.1 million in the 1998 period.

     Beginning in 1998, the Company discontinued classifying Brazil as a highly inflationary economy. Accordingly, the functional currency of the Brazilian operations was changed from the U.S. dollar to the Brazilian Real.

Colombia

     Panamco Colombia, which operates throughout Colombia, reported net sales of $106.0 million for the 1999 first quarter, down 18.8% from the 1998 period. Sales volume of soft drinks and water decreased 25.9% and 25.8%, respectively, to 37.8 million and 9.7 million unit cases, as a result of the economic recession and political turmoil affecting Colombia. Panamco Colombia strengthened its position in the Colombian market, achieving a market share of 63.3% in the month of March 1999.

     The cost of sales as a percentage of net sales decreased slightly to 43.6% during the first quarter of 1999 from 43.7% during the same period in 1998 as a result of a change in the sales mix, offset by higher costs associated with increased sales of non-returnable packaging.

     Operating expenses increased 4.4% to $54.4 million in 1999 compared to $56.9 million in the prior year period, mainly due to higher depreciation and amortization expense related to Panamco's ongoing capital investment programs, partially offset by a decrease in salary expenses due a reduction in the size of the workforce and lower general and administrative expenses, and sales and marketing expenses. As a percentage of net sales, operating expenses increased to 51.3% during the first quarter of 1999 from 43.6% during same period in 1998.

     As a result of the above, Cash Operating Profit decreased 33.3% to $20.0 million, or 18.8% of net sales, from $29.9 million, or 22.9% of net sales, in the prior year period, and operating income decreased 67.8% to $5.4 million.

     Interest expense decreased to $10 million as a result of an increase in net debt of $21.6 compared to the 1998 quarter.

     Other income dropped 26.4% to $1.4 million from $2.0 million as a result of lower contributions for capital expenditures from The Coca-Cola Company.

     The effective income tax rate increased to 21.5% in the 1999 first quarter from 11.3%, in the 1998 quarter as a result of tax planning strategies employed in 1998, which were not repeated in this quarter.

     As a result of the above, net income contributed by Panamco Colombia to the Company decreased 74.2% to $4.0 million in the 1999 first quarter compared to $15.6 million in the first quarter of 1998.

Venezuela

     For the first quarter of 1999, Panamco Venezuela reported net sales of $107.3 million, down 24.4% from the 1998 first quarter of $141.9 million. Sales volume decreased 18.4% to 43.8 million unit cases, reflecting reductions of 23.6% in unit case sales of soft drinks, and 19.6% in unit case sales of malt, partially offset by a 108.3% increase in unit case sales of bottled water. During the first quarter of 1999, Panamco Venezuela began distributing Regional beer and sold 62,000 unit cases.

     The cost of sales as a percentage of net sales increased slightly to 48.2% during the first quarter of 1999 from 47.1% during the same period in 1998 as a result of production inefficiencies related to the lower volume in this quarter.

     Operating expenses increased 8.5% to $67.0 million in 1999 compared to $61.8 million in the prior year period, mainly due to higher depreciation expense related to Panamco's ongoing capital investment program for cooling equipment and approximately $3.1 million of restructuring expenses related to the closing of three plants and the lay-off of approximately 900 employees, partially offset by lower direct marketing expenses. As a percentage of net sales, operating expenses increased to 62.5% during the first quarter of 1999 from 43.5% during same period in 1998.

     As a result of the above, Cash Operating Profit decreased 75.9% to $6.8 million, or 6.3% of net sales, from $28.3 million, or 19.9% of net sales, in the prior year period, and operating loss increased 186.0% to $11.5 million.

     Interest expenses increased during the first quarter of 1999 to $3.3 million from $2.1 million as a result of an increase in debt of $55.5 million compared to the same quarter in 1998.

     Other income dropped 53.0% to $1.3 million from $2.8 million as a result of lower contributions for capital expenditures from The Coca-Cola Company.

     In the first quarter of 1999, because Panamco Venezuela had a loss, it paid no income tax. However, Panamco Venezuela was subject to the Venezuelan asset tax, which is a minimum tax applicable to companies that do not have net income and do not pay income tax. As a result of the application of the asset tax, Panamco Venezuela paid taxes of $1.2 million in the first quarter of 1999 compared to $1.4 million in income taxes in the same period in 1998.

     Net income contributed by Panamco Venezuela to the Company decreased 217.1% to a net loss of $14.7 million in the 1999 first quarter compared to net income of $12.5 million in the first quarter of 1998.

Central America

     Panamco's Central American region includes franchises in Costa Rica, Nicaragua and, as of April 1, 1998, Guatemala. The region reported net sales of $53.4 million for the first quarter of 1999, an increase of 42.5% from $37.5 million in the 1998 quarter. This resulted primarily from the addition of the Guatemala franchise. Excluding Guatemala, volume growth for the region was 1.2%. The continued placement of beverage coolers and merchandising activities boosted sales, but the effects of Hurricane Mitch largely offset these. Our market share in the region remained very strong at 89.6% in Costa Rica, 81.3% in Nicaragua and 41.0% in Guatemala

     The cost of sales as a percentage of net sales decreased to 46.3% during the first quarter of 1999 from 46.6% in the same period of 1998, due mainly to lower raw material costs.

     Operating expenses as a percentage of net sales increased to 40.5% from 36.4% during the same period last year because 1999 includes Panamco Guatemala, which the Company began consolidating in April 1998, and higher depreciation expenses for Panamco Central America in general due to Panamco's continued capital expenditure program, partially offset by continued expense controls.

     Cash Operating Profit increased 28.9% to $11.5 million in 1999, or 21.6% of net sales, from $8.9 million, or 23.9% of net sales, in 1998. Panamco Guatemala contributed $1.6 million of the increase in Cash Operating Profit. Operating income increased to $7.0 million, or 13.2% of net sales, in the first quarter of 1999 from $6.4 million, or 17.0% of net sales, in the 1998 period.

     Net income contributed to the Company by the Central American region decreased 10.4% to $3.8 million, from $4.3 million, during the same period in 1998.

Liquidity and Capital Resources

     At March 31, 1999, Panamco had consolidated cash and cash equivalents of $252.8 million, a 76.3% increase compared to $143.4 million as of March 31, 1998. This increase resulted mainly due to the cash received for the $300 million syndicated from the 1999 first quarter. Consolidated cash flow provided by operations was $23.5 million and $50.9 million for the three months ended March 31, 1998 and 1999, respectively.

     Total consolidated indebtedness was $1,398.1 million as of March 31, 1999, primarily as a result of debt incurred for the purchase of Panamco Guatemala and R.O.S.A. and in connection with the $300 million syndicated loan Panamco entered into in March 1999.

     In March 1998, Panamco completed the acquisition of its Guatemalan operations. Panamco began overseeing day-to-day management immediately and began consolidating Panamco Guatemala results as of April 1, 1998. In September 1998, the Company acquired all the capital stock of R.O.S.A., which produces, sells and distributes Coca-Cola products in the western part of Brazil in the state of Matto Grosso do Sul. The Company began consolidating the results of R.O.S.A. as of September 1, 1998. On March 18,1999 the Company borrowed $300 million from a syndicate of banks to finance certain capital expenditures at Panamco Venezuela and for general corporate purposes.

     Total capital expenditures for the quarter ended March 31, 1999 were $62.1 million compared to $63.0 million for three moths ended March 31, 1998.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PANAMERICAN BEVERAGES, INC.


                                        By  /s/ Paulo J. Sacchi
                                            -------------------------
                                            Name: Paulo J. Sacchi
                                            Title: Senior Vice President-
                                                   Finance and Treasurer

Dated: September 24, 1999